Exhibit 99.16

Press Release

Loncor Resources Inc.

LONCOR CLOSES FINANCINGS FOR C$23,970,000

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – February 1, 2011 – Loncor Resources Inc. (“Loncor” or “the Company”) (TSX-V Symbol: “LN”) is pleased to announce that it has completed its previously announced concurrent brokered and non-brokered private placement equity financings.  Pursuant to a “bought deal” private placement financing conducted by GMP Securities L.P. as lead underwriter, together with Cormark Securities Inc. and Raymond James Ltd., the Company has issued 8,500,000 common shares of the Company at a price of C$2.35 per share, resulting in aggregate gross proceeds of C$19,975,000 (the “Brokered Placement”).  The Company has also issued, by way of non-brokered private placement, to Newmont Mining Corporation of Canada Limited, 1,700,000 common shares of the Company at a price of C$2.35 per share for aggregate gross proceeds of C$3,995,000 (the “Non-Brokered Placement”).

The Company intends to use the net proceeds from both the Brokered Placement and the Non-Brokered Placement for the exploration of the Company’s mineral properties in the Democratic Republic of the Congo (the “DRC”) and for working capital and general corporate purposes.

In consideration for their services, the Company has paid to the underwriters for the Brokered Placement, in aggregate, a cash fee of C$1,198,500 (which is equal to 6% of the gross proceeds of the Brokered Placement), and has granted to such underwriters, in aggregate, 510,000 broker warrants (which are equal to 6% of the number of common shares sold under the Brokered Placement).  Each broker warrant entitles the holder to purchase one common share of the Company at a price of C$2.35 for a period of two years from closing.

All of the securities of the Company issued and issuable in connection with the Brokered Placement and the Non-Brokered Placement are subject to a four month “hold period” and the resale rules of applicable securities legislation.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information:  Statements in this press release relating to the proposed use of proceeds from the financings are forward-looking information within the meaning of applicable Canadian securities laws.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, market fluctuations in prices for securities of exploration stage companies, the location of the Company's properties in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company's expectations, uncertainties related to fluctuations in commodity prices and equity markets and the other risks involved in the mineral exploration business.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Martin Jones, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.